UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. ** )*

ENTERPRISE PRODUCTS PARTNERS L.P.
(Name of Issuer)
Common Units
(Title of Class of Securities)
293792-10-7
(CUSIP Number)
Richard H. Bachmann
1100 Louisiana Street, 10th Floor
Houston, Texas 77002
(713) 381-6500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 7, 2011
(Date of Event Which Requires Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          **This Schedule 13D includes amendments to prior Schedule 13Ds made by reporting persons as further explained in Item 1.

          The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Randa Duncan Williams

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		338,930,881 (including 4,520,431 Class B Units)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

338,930,881 (including 4,520,431 Class B Units)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

338,930,881 (including 4,520,431 Class B Units)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

38.7%

14	TYPE OF REPORTING PERSON

IN

SCHEDULE 13D

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Voting Trustees of the Dan Duncan LLC Voting Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		40,865,087

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		40,865,087

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	40,865,087

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.7%

14	TYPE OF REPORTING PERSON

	IN

SCHEDULE 13D

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Voting Trustees of the EPCO, Inc. Voting Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		286,034,792 (including 4,520,431 Class B Units)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

286,034,792 (including 4,520,431 Class B Units)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

286,034,792 (including 4,520,431 Class B Units)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.7%

14	TYPE OF REPORTING PERSON

IN

SCHEDULE 13D

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Estate of Dan L. Duncan, Deceased

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		2,996,110

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,115,327

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,996,110

WITH[1]	10	SHARED DISPOSITIVE POWER

		7,115,327

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,111,437

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.2%

14	TYPE OF REPORTING PERSON

	OO - estate

[1]	Numbers reported on this page exclude all Common Units beneficially owned by the Dan Duncan LLC Voting Trust and the EPCO, Inc. Voting Trust. The Estate of Dan L. Duncan (the “Estate”) disclaims beneficial ownership of such Common Units. Additionally, Dr. Ralph S. Cunningham and Richard H. Bachmann, each independent co-executors of the Estate, disclaim beneficial ownership of all interests held by the Estate.

SCHEDULE 13D

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Duncan Family Interests, Inc. (formerly EPC Partners II, Inc.) 51-0371329

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		262,430,341 (including 4,520,431 Class B Units)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

262,430,341 (including 4,520,431 Class B Units)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

262,430,341 (including 4,520,431 Class B Units)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.0%

14	TYPE OF REPORTING PERSON

CO

SCHEDULE 13D

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EPCO Holdings, Inc. 20-2936507

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		270,269,969 (including 4,520,431 Class B Units)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

270,269,969 (including 4,520,431 Class B Units)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

270,269,969 (including 4,520,431 Class B Units)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.9%

14	TYPE OF REPORTING PERSON

CO

SCHEDULE 13D

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EPCO/Fantome, LLC 74-1675622

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		270,269,969 (including 4,520,431 Class B Units)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

270,269,969 (including 4,520,431 Class B Units)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

270,269,969 (including 4,520,431 Class B Units)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.9%

14	TYPE OF REPORTING PERSON

OO - limited liability company

SCHEDULE 13D

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EPCO Investments, LLC 27-4465702

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		15,241,517

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		15,241,517

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	15,241,517

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.7%

14	TYPE OF REPORTING PERSON

	OO - limited liability company

SCHEDULE 13D

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Enterprise Products Company (formerly EPCO, Inc.) 74-1675622

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		286,034,792 (including 4,520,431 Class B Units)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

286,034,792 (including 4,520,431 Class B Units)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

286,034,792 (including 4,520,431 Class B Units)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.7%

14	TYPE OF REPORTING PERSON

CO

SCHEDULE 13D

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Dan Duncan LLC 76-0516773

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		40,865,087

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		40,865,087

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	40,865,087

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.7%

14	TYPE OF REPORTING PERSON

	OO - limited liability company

SCHEDULE 13D

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) DFI Holdings, LLC 20-2133514

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		40,844,206

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		40,844,206

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	40,844,206

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.7%

14	TYPE OF REPORTING PERSON

	OO - limited liability company

SCHEDULE 13D

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) DFI GP Holdings L.P. 20-2133626

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		40,844,206

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		40,844,206

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	40,844,206

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.7%

14	TYPE OF REPORTING PERSON

	PN

SCHEDULE 13D

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Enterprise Products Holdings LLC (formerly named EPE Holdings, LLC) 13-4297068

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,881

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		20,881

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	20,881

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Less than 1%

14	TYPE OF REPORTING PERSON

	OO - limited liability company

SCHEDULE 13D

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) DD Securities LLC 26-1585743

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,115,327

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		7,115,327

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,115,327

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Less than 1%

14	TYPE OF REPORTING PERSON

	OO - limited liability company

Item 1. Security and Issuer.
     This Schedule 13D relates to the common units (the “Common Units”) and Class B Units (the “Class B Units,” and together with the Common Units, the “Units”) representing limited partner interests in Enterprise Products Partners L.P., a Delaware limited partnership (the “Issuer” or “EPD”), whose principal offices are located at 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     This Schedule 13D represents (i) Amendment No. 16 to the Schedule 13D originally filed by certain reporting persons with the Commission on August 14, 2003, as amended by Amendment No. 1 thereto, filed on September 15, 2003, Amendment No. 2 thereto, filed on December 19, 2003, Amendment No. 3 thereto, filed on June 2, 2004, Amendment No. 4 thereto, filed on August 20, 2004, Amendment No. 5 thereto, filed on April 13, 2005, Amendment No. 6 thereto, filed on February 15, 2007, Amendment No. 7 thereto, filed on February 29, 2008, Amendment No. 8 thereto, filed on April 29, 2009, Amendment No. 9 thereto, filed on June 30, 2009, Amendment No. 10 thereto, filed on September 10, 2009, Amendment No. 11 thereto, filed on November 5, 2009, Amendment No. 12 thereto, filed on May 19, 2010, Amendment No. 13 thereto, filed on September 15, 2010, Amendment No. 14 thereto, filed on December 2, 2010 and Amendment No. 15 thereto, filed on January 18, 2011 (the “Original Schedule 13D”) and (ii) Amendment No. 5 to the Schedule 13D originally filed by other reporting persons with the Commission on April 8, 2010 following the death of Dan L. Duncan on March 29, 2010, as amended by Amendment No. 1 thereto, filed on May 19, 2010, Amendment No. 2 thereto, filed on September 15, 2010, Amendment No. 3 thereto, filed on December 2, 2010 and Amendment No. 4 thereto, filed on January 18, 2011 (the “Duncan Trustee Schedule 13D”).
Item 2. Identity and Background.
     Item 2 of the Original Schedule 13D and the Duncan Trustee Schedule 13D is hereby amended and restated to read in its entirety as follows:
     This Schedule 13D is being filed by:
(i)	Randa Duncan Williams, a citizen of the United States of America residing in Houston, Texas (“Ms. Williams”);

(ii)	the voting trustees (the “DD LLC Trustees”) of the Dan Duncan LLC Voting Trust (the “DD LLC Voting Trust”) pursuant to the Dan Duncan LLC Voting Trust Agreement by and among Dan Duncan LLC, Dan L. Duncan as the sole member and Dan L. Duncan as the initial voting trustee (the “DD Trust Agreement”);

(iii)	the voting trustees (the “EPCO Trustees”) of the EPCO, Inc. Voting Trust (the “EPCO Voting Trust”) pursuant to the EPCO, Inc. Voting Trust Agreement, by and among EPCO, Inc., Dan L. Duncan as the shareholder and Dan L. Duncan as the initial voting trustee (the “EPCO Trust Agreement”);

(iv)	the estate of Dan L. Duncan (the “Estate”) by the independent co-executors of the Estate (the “Executors”);

(v)	Duncan Family Interests, Inc. (formerly EPC Partners II, Inc.), a Delaware corporation (“DFI”);

(vi)	EPCO Holdings, Inc., a Delaware corporation (“EPCO Holdings”);

(vii)	EPCO/Fantome, LLC, a Delaware limited liability company (“EPCO/Fantome”);

(viii)	EPCO Investments, LLC, a Delaware limited liability company (“EPCO Investments”);

(ix)	Enterprise Products Company (formerly EPCO, Inc.), a Texas corporation (“EPCO”);

(x)	Dan Duncan LLC, a Texas limited liability company (“DD LLC”);

(xi)	DFI Holdings, LLC, a Delaware limited liability company (“DFI Holdings”);

(xii)	DFI GP Holdings, L.P., a Delaware limited partnership (“DFI GP Holdings”);

(xiii)	Enterprise Products Holdings LLC (formerly named EPE Holdings, LLC), a Delaware limited liability company (“EPD GP”);

(xiv)	DD Securities LLC, a Texas limited liability company (“DD Securities,” and together with Ms. Williams, the DD LLC Trustees, the EPCO Trustees, the Estate, DFI, EPCO Holdings, EPCO/Fantome, EPCO Investments, EPCO, DD LLC, DFI Holdings, DFI GP Holdings, and EPD GP, the “Reporting Persons”).
     Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Original Schedule 13D or the Duncan Trustee Schedule 13D, as applicable.
     Ms. Williams is a voting trustee of each of the DD LLC Voting Trust and the EPCO Voting Trust, an independent co-executor of the Estate and a beneficiary of the Estate. Ms. Williams is currently Chairman, a Director of EPCO and a Director of EPD GP (the sole general partner of the Issuer). The business address of Ms. Williams is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     The DD LLC Trustees are voting trustees that collectively hold record ownership of the sole membership interest in DD LLC, on behalf of the Estate as the economic owner of the membership interests succeeding Dan L. Duncan. The voting trustees under the DD Trust Agreement consist of up to three trustees. The current DD LLC Trustees are: (1) Ms. Williams, a daughter of Dan L. Duncan; (2) Dr. Ralph S. Cunningham; and (3) Mr. Richard H. Bachmann. The DD LLC Trustees collectively obtained record ownership of the sole membership interest in DD LLC on March 29, 2010 as a result of the passing of Dan L. Duncan. The DD LLC Trustees serve in such capacity without compensation, but they are entitled to incur reasonable charges and expense deemed necessary and proper for administering the DD Trust Agreement and to reimbursement and indemnification. The DD Trust Agreement is governed by Texas law. The business address of the DD LLC Trustees is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     The EPCO Trustees are voting trustees that collectively hold record ownership of a majority of the outstanding shares of Class A Common Stock, the only class of capital stock with voting rights (the “Class A Common Stock”), in EPCO, on behalf of the Estate as the economic owner succeeding Dan L. Duncan. The voting trustees under the EPCO Trust Agreement consist of up to three voting trustees. The current EPCO Trustees are: (1) Ms. Williams; (2) Dr. Cunningham; and (3) Mr. Bachmann. The EPCO Trustees collectively obtained record ownership of the Class A Common Stock of EPCO on March 29, 2010 as a result of the passing of Dan L. Duncan. The EPCO Trustees serve in such capacity without compensation, but they are entitled to incur reasonable charges and expense deemed necessary and proper for administering the EPCO Trust Agreement and to reimbursement and indemnification. The EPCO Trust Agreement is governed by Texas law. The business address of the EPCO Trustees is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     The independent co-executors of the Estate were appointed on April 27, 2010. The current independent co-executors of the Estate are: (1) Ms. Williams; (2) Dr. Cunningham; and (3) Mr. Bachmann. The business address of the Estate and the Executors is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     Dr. Cunningham is currently the Chairman of the Board and a Director of EPD GP. Dr. Cunningham is also a Vice Chairman and a Director of EPCO, and Executive Vice President and a Manager of DD LLC. Dr. Cunningham is a U.S. citizen.
     Mr. Bachmann is currently Chief Executive Officer, President and a Director of EPCO, and President, Chief Executive Officer and a Manager of DD LLC. Mr. Bachmann is also a Director of EPD GP. Mr. Bachmann is a U.S. citizen.

     EPCO is an entity, a portion of whose capital stock is owned by the Estate through its ownership interest in the Class A Common Stock of EPCO. However, EPCO is controlled by the EPCO Trustees, who collectively hold a majority of the Class A Common Stock of EPCO. EPCO’s principal business is to provide employees and management and administrative services to the Issuer and its General Partner. EPCO’s principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     EPCO/Fantome is a wholly owned subsidiary of EPCO. EPCO/Fantome has no independent operations, and its principal function is to act as a financing subsidiary of EPCO in connection with certain real estate utilized by EPCO. EPCO/Fantome’s principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     EPCO Investments is a wholly owned subsidiary of EPCO. EPCO Investments has no independent operations and its principal function is to hold equity securities in the Issuer. EPCO Investments’ principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     EPCO Holdings is a wholly owned subsidiary of EPCO. EPCO Holdings has no independent operations, and its principal function is to act as a financing subsidiary of EPCO. EPCO Holdings’ principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     DFI is a wholly owned subsidiary of EPCO Holdings. DFI has no independent operations and its principal function is to directly and indirectly hold EPCO Holdings’ equity interests in the Issuer and DFI GP Holdings. DFI’s principal business and office address is 103 Foulk Road, Suite 200, Wilmington, Delaware 19803.
     DD LLC is an entity currently owned economically by the Estate. However, DD LLC is controlled by the DD LLC Trustees through their collective holding of the sole membership interest in DD LLC. DD LLC owns 100% of the membership interests in EPD GP. DD LLC also owns 100% of the membership interests in DFI Holdings, the sole general partner of DFI GP Holdings. DD LLC has no independent operations, and its principal functions are to directly and indirectly hold the membership interests in (i) EPD GP, (ii) DFI Holdings, and (iii) other personal investments of Dan Duncan now owned economically by the Estate. DD LLC’s principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     DFI Holdings owns a 1.0% general partner interest in DFI GP Holdings. DFI Holdings and DFI GP Holdings have no independent operations, and their principal functions are to directly hold equity interests in the Issuer. DFI Holdings’ and DFI GP Holdings’ principal business addresses are 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     EPD GP is the former general partner of Enterprise GP Holdings L.P., a Delaware limited partnership, and, effective November 22, 2010, holds a non-economic general partner interest in the Issuer. EPD GP has no independent operations, and its principal function is to directly and indirectly hold general partner interests in the Issuer. EPD GP’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     DD Securities is an entity currently owned of record by the Estate, its sole member. DD Securities has no independent operations, and its principal function is to hold personal investments of Dan Duncan now owned by the Estate. DD Securities’ principal business and office address is 1100 Louisiana Street, Suite 5200, Houston, Texas 77002.
     Appendix A hereto sets forth information with respect to the directors and executive officers of EPCO, EPCO/Fantome, EPCO Holdings, DFI and EPD GP and the managers and executive officers of DD LLC, DD Securities and EPCO Investments (collectively, the “Listed Persons”). There are no directors, managers or executive officers for DFI Holdings, which is managed by its sole member, DD LLC.
     During the last five years, no Reporting Person nor, to the best of their knowledge, any Listed Person has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 of each of the Original Schedule 13D and the Duncan Trustee Schedule 13D is hereby amended to add each of the following paragraphs:
     As consideration for the Duncan Merger (as defined below), all outstanding common units (“Duncan Common Units”) representing limited partner interests in Duncan Energy Partners L.P. (“Duncan”) were converted into the right to receive Common Units based on an exchange ratio of 1.01 Common Units per Duncan Common Unit.
     The information set forth under Item 4 and the agreements filed as Exhibits 99.18, 99.19, and 99.20 hereto are incorporated into this Item 3 by reference.
Item 4. Purpose of the Transaction.
     Item 4 of each of the Original Schedule 13D and the Duncan Trustee Schedule 13D is hereby amended to add the paragraphs below:
     The Issuer announced on September 7, 2011 the completion of its acquisition of Duncan. Pursuant to an Agreement and Plan of Merger, dated as of April 28, 2011 (the “Duncan Merger Agreement”), by and among the Issuer, EPD GP, EPD MergerCo LLC (“MergerCo”), Duncan and DEP Holdings, LLC, Duncan merged with MergerCo with Duncan surviving the merger (the “Duncan Merger”). The Issuer completed the Duncan Merger following approval of the Duncan Merger by a majority of the Duncan unitholders entitled to vote on September 7, 2011, along with the approval of the holders of a majority of the outstanding Duncan Common Units held by Duncan Unaffiliated Unitholders (as such term is defined in the Duncan Merger Agreement) that actually voted for or against the proposal to approve the Duncan Merger and the Duncan Merger Agreement on September 7, 2011.
     The foregoing description of the Duncan Merger Agreement and the Duncan Merger are qualified in their entirety by reference to the full text of the agreements (including the annexes thereto), which are attached hereto as Exhibits 99.18, 99.19 and 99.20, respectively, and incorporated herein by reference.
     Other than described above, none of the Reporting Persons has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to formulate such plans or proposals in the future.
Item 5. Interests in Securities of the Issuer.
     Item 5 of the Original Schedule 13D and the Duncan Trustee Schedule 13D are hereby amended and restated in their entirety as follows:
     (a) and (b) As set forth herein, Randa Duncan Williams may be deemed to have beneficial ownership of 338,930,881 Units (including 4,520,431 Class B Units), representing approximately 38.7% of the outstanding Units, including Units deemed beneficially owned through her indirect influence as one of three voting trustees controlling EPCO and DD LLC or as one of three independent co-executors of the Estate. Ms. Williams has shared voting and dispositive power over 338,930,881 Units (including 4,520,431 Class B Units) consisting of (i) the 40,865,087 Units beneficially owned by DD LLC, by virtue of her status as one of the DD LLC Trustees, (ii) the 286,034,792 Units beneficially owned by EPCO (including 4,520,431 Class B Units), by virtue of her status as one of the EPCO Trustees, (iii) 437,500 Common Units owned directly by a family trust for which Ms. Williams serves as a trustee, (iv) 1,312,500 Common Units owned directly by three family trusts for which Ms. Williams serves as a trustee but in which she has no pecuniary interest, (v) 163,000 Common Units owned directly by Alkek and Williams, Ltd., an affiliate of Ms. Williams, (vi) 4,545 Units owned by Ms. Williams’ spouse, (vii) 2,020 Units held jointly by Ms. Williams and her spouse and (viii) the 10,111,437 Common Units beneficially owned by the Estate, by virtue of her status as one of the independent co-executors of the Estate. Ms. Williams disclaims beneficial ownership of the

Units beneficially owned by the EPCO Trustees, the DD LLC Trustees and the Estate except to the extent of her voting and dispositive interests in such Units.
     As set forth herein, pursuant to the DD LLC Trust Agreement, the DD LLC Trustees have shared voting and dispositive power over the 40,865,087 Units beneficially owned by DD LLC, representing approximately 4.7% of the outstanding Units. DD LLC is the sole member of DFI Holdings, which is the sole general partner of DFI GP Holdings, which owns directly 40,844,206 Common Units. DD LLC also owns our general partner, which owns directly 20,881 Units. Except as set forth in the DD LLC Trust Agreement, voting with respect to membership interests of DD LLC by the DD LLC Trustees is by majority vote. As set forth herein, the DD LLC Trustees and DD LLC have shared voting and dispositive power over the Common Units held by DD LLC.
     As set forth herein, the EPCO Trustees have shared voting and dispositive power over the 286,034,792 Units beneficially owned by EPCO (including 4,520,431 Class B Units), representing approximately 32.7% of the outstanding Units. The Units beneficially owned by EPCO include: (i) 523,306 Common Units owned directly by EPCO; (ii) 262,430,341 Units (including 4,520,431 Class B Units) owned directly by DFI; (iii) 15,241,517 Common Units owned directly by EPCO Investments, LLC; and (iv) 7,839,628 Common Units owned directly by EPCO Holdings. Each of EPCO Holdings and EPCO Investments is a wholly owned subsidiary of EPCO. DFI is a wholly owned subsidiary of EPCO Holdings. Except as set forth in the EPCO Trust Agreement, voting with respect to Class A Common Stock by the EPCO Trustees is by majority vote.
     As set forth herein, the Estate and the Executors collectively have beneficial ownership over 10,111,437 Common Units beneficially owned by the Estate, representing approximately 1.2% of the outstanding Common Units. The Common Units beneficially owned and voting and dispositive power related to these Common Units consists of (i) sole voting and dispositive power over the 2,996,110 Common Units owned directly by the Estate and (ii) shared voting and dispositive power over the 7,115,327 Common Units owned directly by DD Securities.
     DD LLC owns 100% of the membership interests in, and is the sole member of, EPD GP, our sole general partner. DD LLC also owns 100% of the membership interests, and a 4% limited partner interest, in DFI GP Holdings.
     DFI holds directly 257,909,910 Common Units and 4,520,431 Class B Units. As set forth herein, DFI (a wholly owned subsidiary of EPCO Holdings) has shared voting and dispositive power over the 257,909,910 Common Units and 4,520,431 Class B Units held directly by it.
     EPCO Holdings holds directly 7,839,628 Common Units. EPCO Holdings also has an indirect beneficial ownership interest in the 262,430,341 Units (including 4,520,431 Class B Units) directly owned by DFI. EPCO Holdings is a wholly owned subsidiary of EPCO/Fantome. As set forth herein, EPCO Holdings has shared voting and dispositive power over the 7,839,628 Common Units owned directly by it and the 262,430,341 Units directly owned by DFI (a wholly owned subsidiary of EPCO Holdings).
     EPCO/Fantome holds no Units directly, but EPCO/Fantome has an indirect beneficial ownership interest in the 270,269,969 Units (including 4,520,431 Class B Units) beneficially owned by EPCO Holdings. EPCO/Fantome is a wholly owned subsidiary of EPCO. As set forth herein, EPCO/Fantome has shared voting and dispositive power over the 270,269,969 Units (including 4,520,431 Class B Units) beneficially owned by EPCO Holdings (a wholly owned subsidiary of EPCO/Fantome).
     EPCO Investments holds 15,241,517 Common Units directly. As set forth herein, EPCO Investments (a wholly owned subsidiary of EPCO) has shared voting and dispositive power over the 15,241,517 Common Units owned directly by it.
     As set forth herein, EPCO directly owns 523,306 Units and has shared voting and dispositive power over the 270,269,969 Units (including 4,520,431 Class B Units) beneficially owned by EPCO/Fantome (a wholly owned subsidiary of EPCO) and the 15,241,517 Common Units owned directly by EPCO Investments (a wholly owned subsidiary of EPCO).

     DFI GP Holdings holds directly 40,844,206 Common Units. DD LLC controls DFI GP Holdings with its indirect 1.0% general partner interest owned by DFI Holdings. DFI and DD LLC hold 95.0% and 4.0% limited partner interests, respectively, in DFI GP Holdings. As set forth herein, the DD LLC Trustees, DD LLC, DFI Holdings and DFI GP Holdings have shared voting and dispositive power over the 40,844,206 Common Units held by DFI GP Holdings.
     EPD GP holds directly 20,881 Common Units. DD LLC controls EPD GP. Although the Estate beneficially owns a 100% membership interest in DD LLC, it does not control either voting or dispositive power of the membership interests in DD LLC. Accordingly, each of the DD LLC Trustees, DD LLC and EPD GP have shared voting and dispositive power over and are the beneficial owners of the 20,881 Common Units held by EPD GP.
     DD Securities holds directly 7,115,327 Common Units. As set forth herein, DD Securities, the Estate and Ms. Williams have shared voting and dispositive power over the 7,115,327 Common Units held by DD Securities.
     The aforementioned ownership amounts of Common Units (including Class B Units) by the Reporting Persons are as of September 7, 2011, our most recent practicable date for this filing on Schedule 13D. The percentage ownership amounts are based on the 870,658,652 Common Units and 4,520,431 Class B units outstanding as of September 7, 2011 based on information provided by the Issuer.
     (c) Except as otherwise set forth herein or below, none of the Reporting Persons has effected any transactions in Units in the past 60 days.
     (d) No person other than as set forth in the response to this Item 5 has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the Common Units beneficially owned by the Reporting Persons.
     (e) Not applicable.
Item 6. Contracts, Arrangements; Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 of the Original Schedule 13D and the Duncan Trustee Schedule 13D are hereby amended and supplemented by adding the following thereto:
     The information set forth under Items 3, 4 and 5, and contained in the agreements filed as Exhibits 99.18, 99.19, and 99.20 hereto is incorporated by reference into this Item 6.
Item 7. Material to be Filed as Exhibits.
     Item 7 of the Original Schedule 13D and the Duncan Trustee Schedule 13D are hereby amended and restated in their entirety as follows:

99.1	Sixth Amended and Restated Agreement of Limited Partnership of Enterprise Products Partners L.P., dated effective as of November 22, 2010 (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by Enterprise on November 23, 2010).

99.2	Agreement of Limited Partnership of Enterprise Unit L.P. dated February 20, 2008 (incorporated by reference to Exhibit 10.1 to Form 8-K filed February 26, 2008).

99.3	First Amendment to Agreement of Limited Partnership of Enterprise Unit L.P. dated December 2, 2009 (incorporated by reference to Exhibit 10.4 to Form 8-K filed by Enterprise GP Holdings L.P. on December 8, 2009)

99.4	Agreement of Limited Partnership of EPCO Unit L.P. dated November 13, 2008 (incorporated by reference to Exhibit 10.5 to Form 8-K filed November 18, 2008)

99.5	First Amendment to Agreement of Limited Partnership of EPCO Unit L.P. dated December 2, 2009 (incorporated by reference to Exhibit 10.5 to Form 8-K filed by Enterprise GP Holdings L.P. on December 8, 2009).

99.6	Second Amended and Restated Credit Agreement, dated as of August 24, 2007, by and among EPCO Holdings, Inc., as borrower, the lenders party thereto, Citicorp North America, Inc., as Administrative Agent, Lehman Commercial Paper Inc., as Syndicate Agent, Citibank, N.A., as Issuing Bank and the Bank of Nova Scotia, Suntrust Bank and Mizuho Corporate Bank, Ltd. as Co-Documentation Agents, Citigroup Global Markets, Inc. and Lehman Brothers Inc. as Co-Arrangers and Joint Bookrunners (incorporated by reference to Exhibit 99.2 to the Schedule 13D/A with respect to Common Units of TEPPCO Partners, L.P. filed with the Commission on February 28, 2008 by Dan L. Duncan and other reporting persons).

99.7	Third Amended and Restated Credit Agreement dated as of August 24, 2007, among Enterprise GP Holdings L.P., the Lenders party thereto, Citicorp North American, Inc., as Administrative Agent, and Citibank, N.A., as Issuing Bank (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Enterprise GP Holdings L.P. on August 30, 2007).

99.8	First Amendment to Third Amended and Restated Credit Agreement dated as of November 8, 2007, among Enterprise GP Holdings L.P., the Term Loan B Lenders party thereto, Citicorp North American, Inc. as Administrative Agent, and Citigroup Global Markets, Inc. and Lehman Brothers Inc. as Co-Arrangers and Joint Bookrunners (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Enterprise GP Holdings L.P. on November 14, 2007).

99.9	Support Agreement dated as of June 28, 2009 by and among Enterprise Products Partners L.P., Enterprise GP Holdings L.P., DD Securities LLC, DFI GP Holdings, L.P., Duncan Family Interests Inc., Duncan Family 2000 Trust and Dan L. Duncan (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Enterprise on June 29, 2009).

99.10	Common Unit Purchase Agreement, dated September 3, 2009, between Enterprise Products Partners L.P. and EPCO Holdings, Inc (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Enterprise on September 4, 2009).

99.11	Agreement and Plan of Merger dated as of June 28, 2009 by and among Enterprise Products Partners L.P., Enterprise Products GP, LLC, Enterprise Sub B LLC, TEPPCO Partners, L.P. and Texas Eastern Products Pipeline Company, LLC (incorporated by reference to Exhibit 2.1 to Form 8-K filed by Enterprise on June 29, 2009).

99.12	Agreement and Plan of Merger dated as of June 28, 2009 by and among Enterprise Products Partners L.P., Enterprise Products GP, LLC, Enterprise Sub A LLC, TEPPCO Partners, L.P. and Texas Eastern Products Pipeline Company, LLC (incorporated by reference to Exhibit 2.2 to the Form 8-K filed by Enterprise on June 29, 2009).

99.13	Agreement and Plan of Merger, dated as of September 3, 2010, by and among Enterprise Products Partners L.P., Enterprise Products GP, LLC, Enterprise ETE LLC, Enterprise GP Holdings L.P. and EPE Holdings, LLC (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Enterprise on September 6, 2010).

99.14	Agreement and Plan of Merger, dated as of September 3, 2010, by and among Enterprise Products GP, LLC, Enterprise GP Holdings L.P. and EPE Holdings, LLC (incorporated by reference to Exhibit 2.2 to the Form 8-K filed by Enterprise on September 6, 2010).

99.15	Support Agreement, dated as of September 3, 2010, by and among Enterprise Products Partners L.P., DD Securities LLC, DFI GP Holdings, L.P. EPCO Holdings, Inc. Duncan Family Interests, Inc. Dan Duncan LLC and DFI Delaware Holdings L.P. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Enterprise on September 6, 2010).

99.16	Distribution Waiver Agreement, dated as of November 22, 2010, by and among Enterprise Products Partners L.P., EPCO Holdings, Inc. and the EPD Unitholder named therein (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Enterprise on November 22, 2010).

99.17	Joint Filing Agreement among the Reporting Persons dated January 18, 2011 (incorporated by reference to Schedule 13D/A filed on January 18, 2011).

99.18	Agreement and Plan of Merger, dated as of April 28, 2011, by and among Enterprise Products Partners L.P., Enterprise Products Holdings LLC, EPD MergerCo LLC, Duncan Energy Partners L.P. and DEP Holdings, LLC (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Enterprise April 29, 2011).

99.19	Voting Agreement, dated as of April 28, 2011, by and among Duncan Energy Partners L.P. and Enterprise GTM Holdings L.P. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Enterprise April 29, 2011).

99.20	Sixth Amended and Restated Administrative Services Agreement, dated as of September 7, 2011, by and among Enterprise Products Company, EPCO Holdings, Inc., Enterprise Products Holdings LLC, Enterprise Products Partners L.P., Enterprise Products OLPGP, Inc., Enterprise Products Operating LLC, the TEPPCO Parties named therein, Enterprise ETE LLC and the DEP Parties named therein (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by Enterprise September 8, 2011).

SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2011	RANDA DUNCAN WILLIAMS
	By:	(1)

Dated: September 15, 2011	The DD LLC TRUSTEES pursuant to the Dan Duncan LLC Voting Trust Agreement The EPCO TRUSTEES pursuant to the EPCO, Inc. Voting Trust Agreement The ESTATE of DAN L. DUNCAN
	By:	(1)(2)(3)

Dated: September 15, 2011	ENTERPRISE PRODUCTS COMPANY DAN DUNCAN LLC DFI HOLDINGS, LLC By: DAN DUNCAN LLC, its sole member DFI GP HOLDINGS, L.P. By: DFI HOLDINGS, LLC, its general partner By: DAN DUNCAN LLC, its sole member
	By:	(3)

(1)	/s/ Randa Duncan Williams
Randa Duncan Williams, individually and in the capacities set forth below, as applicable for the reporting persons noted above: Trustee of the Dan Duncan LLC Voting Trust Agreement; Trustee of the EPCO, Inc. Voting Trust Agreement; and Independent Co-Executor of the Estate of Dan L. Duncan.

(2)	/s/ Ralph S. Cunningham
Dr. Ralph S. Cunningham, in the capacities set forth below as applicable for the reporting persons noted above:
Trustee of the Dan Duncan LLC Voting Trust Agreement; Trustee of the EPCO, Inc. Voting Trust Agreement; and Independent Co-Executor of the Estate of Dan L. Duncan.
Enterprise Products Partners LP Schedule 13D Signature Page

(3)	/s/ Richard H. Bachmann
Richard H. Bachmann, in the capacities set forth below as applicable for the reporting persons noted above:
Trustee of the Dan Duncan LLC Voting Trust Agreement;
Trustee of the EPCO, Inc. Voting Trust Agreement;
Independent Co-Executor of the Estate of Dan L. Duncan;
President and Chief Executive Officer of Enterprise Products Company and Dan Duncan LLC.

Dated: September 15, 2011	DUNCAN FAMILY INTERESTS, INC.
	By:	/s/ Darryl E. Smith
Treasurer

Dated: September 15, 2011	EPCO HOLDINGS, INC EPCO/FANTOME, LLC EPCO INVESTMENTS, LLC DD SECURITIES LLC ENTERPRISE PRODUCTS HOLDINGS LLC
	By:	/s/ W. Randall Fowler
Executive Vice President and Chief Financial Officer

Enterprise Products Partners LP Schedule 13D/A Signature Page

APPENDIX A
INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
ENTERPRISE PRODUCTS COMPANY
     Directors and Executive Officers of Enterprise Products Company (“EPCO”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of EPCO. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with EPCO, Other Present Principal Occupation
Randa Duncan Williams	Chairman and Director

Chairman and Director of EPCO Holdings, Inc.; Director of Enterprise Products Holdings LLC

Richard H. Bachmann	Chief Executive Officer, President and Director

President, Chief Executive Officer and Director of EPCO Holdings, Inc.; Director of Enterprise Products Holdings LLC; President, Chief Executive Officer and Manager of Dan Duncan LLC and DD Securities LLC

Dr. Ralph S. Cunningham	Vice Chairman and Director

Executive Vice President and Manager of Dan Duncan LLC and DD Securities LLC; Chairman of the Board of Directors of Enterprise Products Holdings LLC

W. Randall Fowler	Vice Chairman and Chief Financial Officer

Executive Vice President and Chief Financial Officer of EPCO Holdings, Inc.; Executive Vice President and Chief Financial Officer of Dan Duncan LLC and DD Securities LLC; Executive Vice President and Chief Financial Officer of Enterprise Products Holdings LLC

Patricia A. Totten	Vice President, General Counsel and Secretary
Appendix A - 1

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
EPCO/FANTOME, LLC
     Directors and Executive Officers of EPCO/Fantome, LLC (“Fantome”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of Fantome. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with Fantome; Other Present Principal Occupation
Randa Duncan Williams	Chairman and Director

Chairman and Director of Enterprise Products Company; Chairman and Director of EPCO Holdings, Inc.; Director of Enterprise Products Holdings LLC

Richard H. Bachmann	President, Chief Executive Officer and Director

Chief Executive Officer, President and Director of Enterprise Products Company; President, Chief Executive Officer and Director of EPCO Holdings, Inc.; Director of Enterprise Products Holdings LLC; President, Chief Executive Officer and Manager of Dan Duncan LLC and DD Securities LLC

Dr. Ralph S. Cunningham	Director

Vice Chairman and Director of Enterprise Products Company; Executive Vice President and Director of EPCO Holdings, Inc.; Director of Enterprise Products Holdings LLC

W. Randall Fowler	Executive Vice President and Chief Financial Officer

Vice Chairman and Chief Financial Officer of Enterprise Products Company; Executive Vice President and Chief Financial Officer of EPCO Holdings, Inc.; Executive Vice President and Chief Financial Officer of Dan Duncan LLC and DD Securities LLC; Executive Vice President and Chief Financial Officer of Enterprise Products Holdings LLC
Appendix A - 2

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
EPCO HOLDINGS, INC.
     Directors and Executive Officers of EPCO Holdings, Inc. (“EPCO Holdings”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of EPCO Holdings. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with EPCO Holdings, Other Present Principal Occupation
Randa Duncan Williams	Chairman and Director

Director of Enterprise Products Holdings LLC; Chairman and Director of Enterprise Products Company

Richard H. Bachmann	President, Chief Executive Officer and Director

Director of Enterprise Products Holdings LLC; Chief Executive Officer, President and Director of Enterprise Products Company; President, Chief Executive Officer and Manager of Dan Duncan LLC and DD Securities LLC

Dr. Ralph S. Cunningham	Executive Vice President and Director

Vice Chairman and Director of Enterprise Products Company; Director of Enterprise Products Holdings LLC

W. Randall Fowler	Executive Vice President and Chief Financial Officer

Executive Vice President and Chief Financial Officer of Dan Duncan LLC and DD Securities LLC; Executive Vice President and Chief Financial Officer of Enterprise Products Holdings LLC; Vice Chairman and Chief Financial Officer of Enterprise Products Company
Appendix A - 3

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
DUNCAN FAMILY INTERESTS, INC.
     Directors and Executive Officers of Duncan Family Interests, Inc. (“DFI”). Set forth below is the name, current business address, citizenship, position with DFI and the present principal occupation or employment of each director and executive officer of DFI. Unless otherwise indicated below, the current business address for each of the individuals listed below is 103 Foulk Road, Suite 200, Wilmington, Delaware 19803. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DFI, Other Present Principal Occupation
Andrew T. Panaccione	Director

Director — CSC Trust Company

Harold F. Kalbach, Jr.	Secretary

Vice President — Client Services of CSC Entity Services, LLC

Mary Stawikey	President and Director

Vice President — Client Services of CSC Entity Services, LLC

Darryl E. Smith	Treasurer and Director

Vice President — Client Services of CSC Entity Services, LLC
Appendix A - 4

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
ENTERPRISE PRODUCTS HOLDINGS LLC
     Directors and Officers of Enterprise Products Holdings LLC (“EPD GP”). Set forth below is the name, current business address, citizenship, position with EPD GP and the present principal occupation or employment of each director and executive officer of EPD GP. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with EPD GP; Other Present Principal Occupation
Randa Duncan Williams	Director

Chairman and Director of Enterprise Products Company; Chairman of EPCO Holdings, Inc.

Dr. Ralph S. Cunningham	Director

Executive Vice President and Manager of Dan Duncan LLC and DD Securities LLC; Vice Chairman and Director of Enterprise Products Company

Michael A. Creel	President, Chief Executive Officer and Director

Richard H. Bachmann	Director

President, Chief Executive Officer and Director of Enterprise Products Company; President, Chief Executive Officer and Manager of Dan Duncan LLC and DD Securities LLC

W. Randall Fowler	Executive Vice President and Chief Financial Officer

Executive Vice President and Chief Financial Officer of EPCO Holdings, Inc.; Executive Vice President and Chief Financial Officer of Dan Duncan LLC and DD Securities LLC

A. James Teague	Executive Vice President, Chief Operating Officer and Director

William Ordemann	Executive Vice President
Appendix A - 5

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
OF
DAN DUNCAN LLC
     Managers and Executive Officers of Dan Duncan LLC (“DD LLC”). Set forth below is the name, current business address, citizenship, position with DD LLC and the present principal occupation or employment of each manager and executive officer of DD LLC. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DD LLC; Other Present Principal Occupation
Randa Duncan Williams	Chairman and Manager

Chairman and Director of Enterprise Products Company and EPCO Holdings, Inc.; Director of Enterprise Products Holdings LLC

Richard H. Bachmann	President, Chief Executive Officer and Manager

President, Chief Executive Officer and Director of EPCO Holdings, Inc.; Director of Enterprise Products Holdings LLC; President, Chief Executive Officer and Manager of DD Securities LLC; President, Chief Executive Officer and Director of Enterprise Products Company

Dr. Ralph S. Cunningham	Executive Vice President and Manager

Executive Vice President and Manager of DD Securities LLC; Chairman of the Board of Directors of Enterprise Products Holdings LLC; Vice Chairman and Director of Enterprise Products Company

W. Randall Fowler	Executive Vice President and Chief Financial Officer

Executive Vice President and Chief Financial Officer of DD Securities LLC; Executive Vice President and Chief Financial Officer of Enterprise Products Holdings LLC; Vice Chairman and Chief Financial Officer of Enterprise Products Company; Executive Vice President and Chief Financial Officer of EPCO Holdings, Inc.
Appendix A - 6

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
OF
DD SECURITIES LLC
     Managers and Executive Officers of DD Securities LLC. Set forth below is the name, current business address, citizenship, position with DD Securities LLC and the present principal occupation or employment of each manager and executive officer of DD Securities LLC. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DD Securities LLC; Other Present Principal Occupation
Randa Duncan Williams	Chairman and Manager

Chairman and Director of Enterprise Products Company and EPCO Holdings, Inc.; Director of Enterprise Products Holdings LLC

Richard H. Bachmann	President, Chief Executive Officer and Manager

President, Chief Executive Officer and Director of EPCO Holdings, Inc.; Director of Enterprise Products Holdings LLC; President, Chief Executive Officer and Manager of Dan Duncan LLC; President, Chief Executive Officer and Director of Enterprise Products Company

Dr. Ralph S. Cunningham	Executive Vice President and Manager

Executive Vice President and Manager of Dan Duncan LLC; Chairman of the Board of Directors of Enterprise Products Holdings LLC; Vice Chairman and Director of Enterprise Products Company

W. Randall Fowler	Executive Vice President and Chief Financial Officer

Executive Vice President and Chief Financial Officer of Dan Duncan LLC; Executive Vice President and Chief Financial Officer of Enterprise Products Holdings LLC; Vice Chairman and Chief Financial Officer of Enterprise Products Company; Executive Vice President and Chief Financial Officer of EPCO Holdings, Inc.
Appendix A - 7

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
OF
EPCO INVESTMENTS, LLC
     Managers and Executive Officers of EPCO Investments, LLC (“EPCO Investments”). Set forth below is the name, current business address, citizenship, position with EPCO Investments and the present principal occupation or employment of each manager and executive officer of EPCO Investments. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with EPCO Investments; Other Present Principal Occupation
Randa Duncan Williams	Chairman and Manager

Chairman and Director of Enterprise Products Company and EPCO Holdings, Inc.; Director of Enterprise Products Holdings LLC

Richard H. Bachmann	President, Chief Executive Officer and Manager

President, Chief Executive Officer and Director of EPCO Holdings, Inc.; Director of Enterprise Products Holdings LLC; President, Chief Executive Officer and Manager of Dan Duncan LLC; President, Chief Executive Officer and Director of Enterprise Products Company

Dr. Ralph S. Cunningham	Executive Vice President and Manager

Executive Vice President and Manager of Dan Duncan LLC; Chairman of the Board of Enterprise Products Holdings LLC; Vice Chairman and Director of Enterprise Products Company

W. Randall Fowler	Executive Vice President and Chief Financial Officer

Executive Vice President and Chief Financial Officer of Dan Duncan LLC; Executive Vice President and Chief Financial Officer of Enterprise Products Holdings LLC; Vice Chairman and Chief Financial Officer of Enterprise Products Company; Executive Vice President and Chief Financial Officer of EPCO Holdings, Inc.
Appendix A - 8

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
OF
DFI HOLDINGS, LLC
     DFI Holdings, LLC, a Delaware limited liability company (“DFI Holdings”), has no separate officers and is managed by its sole member, Dan Duncan LLC. DFI Holdings is the general partner of DFI GP Holdings L.P. (“DFI GP Holdings”). DFI Holdings is a wholly owned subsidiary of DD LLC. DFI Holdings’ principal business purpose, as general partner of DFI GP Holdings, is to manage the business and operations of DFI GP Holdings. DFI Holdings’ principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
Appendix A - 9